02045815

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ending June 30, 2002

WESCAST INDUSTRIES INC.
(Translation of registrant's name into English)

200 Water Street, Wingham, Ontario, Canada N0G 2W0
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ■

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ■

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESCAST INDUSTRIES INC.
(Registrant)

Date: June 30, 2002

By RT Finnie
(Signature)
Ray Finnie
President and CEO

wescast industries inc.

COMPANY ANNOUNCEMENT

TSX: WCS.A
NASDAQ: WCST

BRANTFORD, Ontario, June 20, 2002 - An illegal work stoppage at Wescast's Brantford Casting facility began at 8:15 a.m. Tuesday, June 18, 2002. Production of exhaust manifolds at the Brantford facility continues and no other Wescast facilities have been affected by this action.

A decision by the Ontario Labour Relations Board was issued at 6:27 p.m. EST on Wednesday June 19, 2002 directing the employees represented by the CAW and its Local 397 to cease and desist from engaging in an unlawful strike and to return to work on their scheduled shifts. Wescast remains hopeful that a resolution can be reached quickly.

Customers are aware of the work stoppage and Wescast continues to work with them in monitoring priorities.

Ray Finnie underlined that, "Wescast's position is, and has always been, to keep communication lines open. The company continues to make every effort to foster a climate of dialogue and teamwork to balance the long-term needs of all of its stakeholders."

About Wescast Industries Inc.:

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. Wescast has sales and design centres in Canada, the United States and Germany, as well as sales representation in the United Kingdom, France and Japan. The Company operates six production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan, and a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

For further information, please contact:

Mr. Ray Finnie
President and CEO
(519) 759-0452

Advisory

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities commissions and in reports to our stockholders. These statements may be identified by words such as "believe", "anticipate," "project," "expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

wescast industries inc.

WESCAST WILDCAT STRIKE ENDS

TSX: WCS.A
NASDAQ: WCST

BRANTFORD, Ontario, June 27, 2002 – Workers at Wescast's Brantford Casting facility voted in favour of a proposal that ended the illegal strike by employees represented by the CAW Local 397.

Employees will be contacted concerning upcoming work schedules.

Wescast worked with its customers to ensure that no shipments were affected during the strike, which lasted nine days.

Ray Finnie, President and Chief Executive Officer stated, " I would like to thank all of our employees who assisted in getting us through this challenging time for their dedication and commitment. I would also like to express my gratitude to our customers who were very supportive and co-operative."

He further underlined that, "we commit ourselves to working on the issues together and look forward to improving the participative culture that has made Wescast the leader in its industry."

About Wescast Industries Inc.:

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. Wescast has sales and design centres in Canada, the United States and Germany, as well as sales representation in the United Kingdom, France and Japan. The Company operates six production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan, and a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

For further information, please contact:

Mr. Ray Finnie
President and CEO
(519) 759-0452

Advisory

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities commissions and in reports to our stockholders. These statements may be identified by words such as "believe", "anticipate," "project," "expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.